EXHIBIT 99.1
FOR IMMEDIATE RELEASE
Federal Signal Completes Record Year with Fourth Quarter Results including 27% Net Sales Growth, 19% Operating Income Increase, Record Quarterly Orders, and Strong Cash Generation; Issues 2026 Outlook
Downers Grove, Illinois, February 25, 2026 — Federal Signal Corporation (NYSE:FSS), a leader in environmental and safety solutions, today reported financial results for the fourth quarter and year ended December 31, 2025.
Fourth Quarter Highlights
•Net sales of $597 million, up $125 million, or 27%, from last year; organic growth of $85 million, or 18%
•Operating income of $83.5 million, up $13.4 million, or 19%, from last year
•Operating cash flow of $97 million, up $7 million, or 7%, from last year
•GAAP Diluted EPS of $0.99, up $0.18, or 22%, from last year
•Adjusted EPS of $1.16, up $0.29, or 33%, from last year
•Orders of $647 million, up $201 million, or 45%, from last year; includes $132 million of acquired backlog
•Backlog of $1.04 billion, up $45 million, or 5%, from last year
Full-Year Highlights
•Net sales of $2.18 billion, up $319 million, or 17%, from last year; organic growth of $205 million, or 11%
•Operating income of $340.9 million, up $59.5 million, or 21%, from last year
•Operating cash flow of $255 million, up $23 million, or 10%, from last year
•GAAP Diluted EPS of $4.01, up $0.51, or 15%, from last year
•Adjusted EPS of $4.23, up $0.89, or 27%, from last year
•Orders of $2.22 billion, up $374 million, or 20%, from last year; includes $153 million of acquired backlog
2026 Outlook
•Adjusted EPS* of $4.50 to $4.80
•Net sales of $2.55 billion to $2.65 billion
•Capital expenditures of $45 million to $55 million
Consolidated net sales for the fourth quarter were $597 million, an increase of $125 million, or 27%, compared to the prior-year quarter. Net income for the fourth quarter was $60.8 million, or $0.99 per diluted share, compared to $50.0 million, or $0.81 per diluted share, in the prior-year quarter. The Company also reported adjusted net income for the fourth quarter of $71.6 million, or $1.16 per diluted share, compared to $53.8 million, or $0.87 per diluted share, in the prior-year quarter. The Company is reporting adjusted results to facilitate comparisons of underlying performance on a year-over-year basis. A reconciliation of these and other non-GAAP measures is provided at the conclusion of this news release.
Consolidated net sales for the year ended December 31, 2025 were $2.18 billion, an increase of $319 million, or 17%, compared to the prior year. Net income for the year ended December 31, 2025 was $246.6 million, or $4.01 per diluted share, compared to $216.3 million, or $3.50 per diluted share, in the prior year. Adjusted net income for the year ended December 31, 2025 was $260.2 million, or $4.23 per diluted share, compared to $206.3 million, or $3.34 per diluted share, in the prior year.
Strong Fourth Quarter Performance Wraps up Record Year
“Our record-setting fourth-quarter performance represented a strong finish to a year in which we delivered the highest net sales and adjusted EPS in our history,” commented Jennifer L. Sherman, President and Chief Executive Officer. “Our results included fourth-quarter records across consolidated net sales, adjusted EPS, and adjusted EBITDA margin, thanks to outstanding contributions from both of our groups. Within our Environmental Solutions Group, increased sales volumes, contributions from recent acquisitions, and strong price realization contributed to a 27% year-over-year net sales increase and a 70 basis point improvement in adjusted EBITDA margin. Our Safety and Security Systems Group also delivered impressive results, with 23% top-line growth and a 360 basis point improvement in adjusted EBITDA margin. Demand for our products and services remains high, with our fourth-quarter order intake growing at a double-digit rate year-over-year, excluding the impact of acquired backlog.”
In the Environmental Solutions Group, net sales for the fourth quarter were $504 million, up $108 million, or 27%, compared to the prior-year quarter. In the Safety and Security Systems Group, net sales for the fourth quarter were $93 million, up $17 million, or 23%, compared to the prior-year quarter.
Consolidated operating income for the fourth quarter was $83.5 million, up $13.4 million, or 19%, compared to the prior-year quarter. Consolidated operating margin for the fourth quarter was 14.0%, compared to 14.9% in the prior-year quarter.
Consolidated adjusted earnings before interest, tax, depreciation and amortization (“adjusted EBITDA”) for the fourth quarter was $119.4 million, up $30.1 million, or 34%, compared to the prior-year quarter, and consolidated adjusted EBITDA margin for the fourth quarter was 20.0%, up from 18.9% last year.
In the Environmental Solutions Group, adjusted EBITDA for the fourth quarter was $109.0 million, up $26.1 million, or 31%, compared to the prior-year quarter, and its adjusted EBITDA margin for the fourth quarter was 21.6%, up from 20.9% last year. In the Safety and Security Systems Group, adjusted EBITDA for the fourth quarter was $23.4 million, up $7.0 million, or 43%, compared to the prior-year quarter, and its adjusted EBITDA margin for the fourth quarter was 25.2%, up from 21.6% last year.
Consolidated orders for the fourth quarter were $647 million, an increase of $201 million, or 45%, from last year. Consolidated backlog at December 31, 2025 was $1.04 billion, up $45 million, or 5%, compared to last year.
New Credit Facility and Improved Operating Cash Flow Provides Further Financial Flexibility to Fund Organic Growth Opportunities, Additional M&A, and Cash Returns to Stockholders
Net cash provided by operating activities during the fourth quarter was $97 million, an increase of $7 million, or 7%, compared to the prior-year quarter. Net cash provided by operating activities for the full year totaled $255 million, an increase of $23 million, or 10%, compared to the prior year.
At December 31, 2025, total outstanding debt was $565 million, total cash and cash equivalents were $64 million, and the Company had $925 million of availability for borrowings under its new, five-year credit facility that was executed during the fourth quarter.
In January 2026, the Company completed the acquisition of all of the outstanding equity interests of Mega Equipment LLC (“Mega”), a leading manufacturer of specialty vehicles and equipment for use in global metal extraction and construction markets.
“Our operating cash flow generation this quarter was outstanding, bringing the total amount of cash generated from operations in 2025 to $255 million, an increase of 10% compared to last year,” said Sherman. “With the increased borrowing capacity under our new credit facility and our improved cash generation, we have significant financial flexibility to invest in organic growth initiatives, pursue additional strategic acquisitions, like Mega, pay down debt, and provide returns to stockholders through dividends and opportunistic stock repurchases.”
The Company funded dividends of $8.5 million during the fourth quarter, reflecting a dividend of $0.14 per share.
Outlook
“Conditions in our end markets remain strong overall, and with the ongoing execution against our strategic initiatives, we are confident that we will have another record year in 2026,” noted Sherman. “We are anticipating full-year net sales of between $2.55 billion and $2.65 billion and adjusted EPS* of between $4.50 and $4.80 per share, notwithstanding an aggregate $0.16 per share headwind from higher acquisition-related intangible asset amortization expense and the normalization of our tax rate. At the midpoint, our adjusted EPS* outlook would represent another year of double-digit growth, and the highest level in the Company’s history. With an active M&A pipeline, ongoing investment in new product development, available manufacturing capacity, good access to skilled labor, and strong demand for our products and aftermarket offerings, our businesses are well positioned for long-term, sustainable growth.”
CONFERENCE CALL
Federal Signal will host its fourth quarter earnings conference call on Wednesday, February 25, 2026 at 10:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at

https://www.federalsignal.com or by dialing phone number 1-877-704-4453 and entering the pin number 13758539. An archived replay will be available on Federal Signal’s website shortly after the call.
About Federal Signal
Federal Signal Corporation (NYSE: FSS) builds and delivers equipment of unmatched quality that moves material, cleans infrastructure, and protects the communities where we work and live. Founded in 1901, Federal Signal is a leading global designer, manufacturer and supplier of products and total solutions that serve municipal, governmental, industrial, and commercial customers. Headquartered in Downers Grove, Ill., with manufacturing facilities worldwide, the Company operates two groups: Environmental Solutions and Safety and Security Systems. For more information on Federal Signal, visit: https://www.federalsignal.com.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Forward looking statements should not be relied upon as a predictor of actual results. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic and political uncertainty, risks and adverse economic effects associated with geopolitical conflicts including tariffs and other trade conflicts, legal and regulatory developments, foreign currency exchange rate changes, inflationary pressures, product and price competition, supply chain disruptions, availability and pricing of raw materials, interest rate changes, risks associated with acquisitions such as integration of operations and achieving anticipated revenue and cost benefits, work stoppages, increases in pension funding requirements, cybersecurity risks, increased legal expenses and litigation results and other risks and uncertainties described in filings with the Securities and Exchange Commission.
Contact: Ian Hudson, Chief Financial Officer, +1-630-954-2000, ihudson@federalsignal.com
* Adjusted earnings per share (“EPS”) is a non-GAAP measure, which includes certain adjustments to reported GAAP net income and diluted EPS. In 2025, we made adjustments to exclude the impact of acquisition and integration-related expenses, net, debt settlement charges, purchase accounting effects, and certain special tax items. In prior years, we have also made adjustments to exclude the impact of pension-related charges and certain other unusual or non-recurring items. Should any similar items occur in 2026, we would expect to exclude them from the determination of adjusted EPS. However, because of the underlying uncertainty in quantifying amounts which may not yet be known, a reconciliation of our Adjusted EPS outlook to the most applicable GAAP measure is excluded based on the unreasonable efforts exception in Item 10(e)(1)(i)(B).

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended December 31,		Twelve Months Ended December 31,
(in millions of dollars, except per share data and percentages)	2025	2024	2025	2024
Net sales	$597.1	$472.0	$2,180.5	$1,861.5
Cost of sales	427.8	339.4	1,549.3	1,328.5
Gross profit	169.3	132.6	631.2	533.0
Selling, engineering, general and administrative expenses	67.4	58.4	255.9	234.0
Amortization expense	5.1	3.8	18.4	15.0
Acquisition and integration-related expenses, net	13.3	0.3	16.0	2.6
Operating income	83.5	70.1	340.9	281.4
Interest expense, net	4.8	3.1	14.1	12.5
Pension settlement charges	—	3.8	—	3.8
Other expense, net	0.1	0.3	2.3	1.2
Income before income taxes	78.6	62.9	324.5	263.9
Income tax expense	17.8	12.9	77.9	47.6
Net income	$60.8	$50.0	$246.6	$216.3
Earnings per share:
Basic	$1.00	$0.82	$4.06	$3.55
Diluted	$0.99	$0.81	$4.01	$3.50
Weighted average common shares outstanding:
Basic	60.7	61.0	60.8	60.9
Diluted	61.5	61.9	61.5	61.7
Cash dividends declared per common share	$0.14	$0.12	$0.56	$0.48

Operating data:
Operating margin	14.0%	14.9%	15.6%	15.1%
Adjusted EBITDA	$119.4	$89.3	$438.9	$350.6
Adjusted EBITDA margin	20.0%	18.9%	20.1%	18.8%
Total orders	$647.0	$446.2	$2,221.5	$1,847.8
Backlog	1,042.4	997.1	1,042.4	997.1
Depreciation and amortization	21.6	17.6	80.5	65.3

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As of December 31,
(in millions of dollars, except per share data)	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$63.7	$91.1
Accounts receivable, net of allowances for doubtful accounts of $2.8 and $2.6, respectively	292.2	196.4
Inventories	471.6	331.0
Prepaid expenses and other current assets	26.3	24.0
Total current assets	853.8	642.5
Properties and equipment, net of accumulated depreciation of $208.0 and $187.4, respectively	274.6	218.9
Rental equipment, net of accumulated depreciation of $69.2 and $53.3, respectively	202.7	173.2
Operating lease right-of-use assets	28.4	27.8
Goodwill	619.8	477.7
Intangible assets, net of accumulated amortization of $104.2 and $85.6, respectively	382.9	199.7
Deferred tax assets	10.1	9.4
Deferred charges and other long-term assets	20.3	16.0
Total assets	$2,392.6	$1,765.2
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term borrowings and finance lease obligations	$0.5	$19.4
Accounts payable	98.0	79.0
Customer deposits	47.7	35.0
Accrued liabilities:
Compensation and withholding taxes	52.3	45.6
Current operating lease liabilities	7.9	6.8
Contingent consideration	15.0	4.2
Other current liabilities	61.0	51.8
Total current liabilities	282.4	241.8
Long-term borrowings and finance lease obligations	564.6	204.4
Long-term operating lease liabilities	21.6	21.8
Long-term pension and other post-retirement benefit liabilities	43.1	41.7
Deferred tax liabilities	71.9	58.0
Other long-term liabilities	27.0	11.4
Total liabilities	1,010.6	579.1
Stockholders’ equity:
Common stock, $1 par value per share, 90.0 shares authorized, 70.8 and 70.3 shares issued, respectively	70.8	70.3
Capital in excess of par value	330.4	309.8
Retained earnings	1,315.3	1,102.8
Treasury stock, at cost, 9.9 and 9.2 shares, respectively	(263.5)	(207.8)
Accumulated other comprehensive loss	(71.0)	(89.0)
Total stockholders’ equity	1,382.0	1,186.1
Total liabilities and stockholders’ equity	$2,392.6	$1,765.2

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
(in millions of dollars)	2025	2024
Operating activities:
Net income	$246.6	$216.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	80.5	65.3
Deferred financing costs	0.7	0.5
Stock-based compensation expense	15.0	15.6
Pension settlement charges	—	3.8
Pension-related expense, net of funding	(0.5)	(3.8)
Changes in fair value of contingent consideration	6.8	(0.2)
Amortization of interest rate swap settlement gain	—	(1.4)
Payments for acquisition-related activity	(0.1)	—
Deferred income taxes	13.9	4.9
Changes in operating assets and liabilities:
Accounts receivable	(26.6)	(9.0)
Inventories	(28.1)	(24.1)
Prepaid expenses and other current assets	0.4	(1.2)
Rental equipment	(55.9)	(60.3)
Accounts payable	3.4	12.6
Customer deposits	(8.7)	7.2
Accrued liabilities	4.0	6.8
Income taxes	(0.6)	(5.4)
Other	3.9	3.7
Net cash provided by operating activities	254.7	231.3
Investing activities:
Purchases of properties and equipment	(27.6)	(40.6)
Payments for acquisition-related activity, net of cash acquired	(501.0)	(39.7)
Other, net	0.7	1.4
Net cash used for investing activities	(527.9)	(78.9)
Financing activities:
Increase (decrease) in revolving lines of credit, net	70.0	(76.5)
Proceeds from issuance of long-term borrowings	400.0	—
Payments on long-term borrowings	(120.3)	(3.9)
Payments of debt financing fees	(4.4)	—
Purchases of treasury stock	(39.7)	(6.7)
Redemptions of common stock to satisfy withholding taxes related to stock-based compensation	(13.6)	(6.1)
Payments for acquisition-related activity	(4.3)	—
Cash dividends paid to stockholders	(34.1)	(29.3)
Proceeds from stock compensation activity	3.7	2.0
Other, net	(12.8)	(0.5)
Net cash provided by (used for) financing activities	244.5	(121.0)
Effects of foreign exchange rate changes on cash and cash equivalents	1.3	(1.3)
(Decrease) increase in cash and cash equivalents	(27.4)	30.1
Cash and cash equivalents at beginning of year	91.1	61.0
Cash and cash equivalents at end of year	$63.7	$91.1

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
GROUP RESULTS
The following tables summarize group operating results as of and for the three and twelve months ended December 31, 2025 and 2024:
Environmental Solutions Group

	Three Months Ended December 31,			Twelve Months Ended December 31,
(in millions of dollars, except percentages)	2025	2024	Change	2025	2024	Change
Net sales	$504.1	$396.1	$108.0	$1,837.5	$1,557.1	$280.4
Operating income	87.7	65.1	22.6	324.6	261.2	63.4
Adjusted EBITDA	109.0	82.9	26.1	402.2	324.8	77.4
Operating data:
Operating margin	17.4%	16.4%	1.0%	17.7%	16.8%	0.9%
Adjusted EBITDA margin	21.6%	20.9%	0.7%	21.9%	20.9%	1.0%
Total orders	$565.5	$365.0	$200.5	$1,857.8	$1,541.6	$316.2
Backlog	965.8	939.7	26.1	965.8	939.7	26.1
Depreciation and amortization	20.3	16.5	3.8	75.7	60.9	14.8
Safety and Security Systems Group

	Three Months Ended December 31,			Twelve Months Ended December 31,
(in millions of dollars, except percentages)	2025	2024	Change	2025	2024	Change
Net sales	$93.0	$75.9	$17.1	$343.0	$304.4	$38.6
Operating income	22.3	15.5	6.8	81.5	64.4	17.1
Adjusted EBITDA	23.4	16.4	7.0	85.7	68.3	17.4
Operating data:
Operating margin	24.0%	20.4%	3.6%	23.8%	21.2%	2.6%
Adjusted EBITDA margin	25.2%	21.6%	3.6%	25.0%	22.4%	2.6%
Total orders	$81.5	$81.2	$0.3	$363.7	$306.2	$57.5
Backlog	76.6	57.4	19.2	76.6	57.4	19.2
Depreciation and amortization	1.1	0.9	0.2	4.2	3.9	0.3
Corporate Expenses
Corporate operating expenses were $26.5 million and $10.5 million for the three months ended December 31, 2025 and 2024, respectively.
Corporate operating expenses were $65.2 million and $44.2 million for the years ended December 31, 2025 and 2024, respectively.

SEC REGULATION G NON-GAAP RECONCILIATION
The financial measures presented below are unaudited and are not in accordance with U.S. generally accepted accounting principles (“GAAP”). The non-GAAP financial information presented herein should be considered supplemental to, and not a substitute for, or superior to, financial measures calculated in accordance with GAAP. The Company has provided this supplemental information to investors, analysts, and other interested parties to enable them to perform additional analyses of operating results, to illustrate the results of operations giving effect to the non-GAAP adjustments shown in the reconciliations below, and to provide an additional measure of performance which management considers in operating the business.
Adjusted Net Income and Adjusted Earnings Per Share (“EPS”):
The Company believes that modifying its 2025 and 2024 net income and diluted EPS provides additional measures to assist it in comparing its performance on a consistent basis for purposes of business decision making by removing the impact of certain items that management believes are not representative of its underlying performance and to improve the comparability of results across reporting periods. Adjusted net income and Adjusted EPS are both non-GAAP measures. During the three and twelve months ended December 31, 2025 and 2024, adjustments were made to reported GAAP net income and diluted EPS to exclude the impact of acquisition and integration-related expenses, net, pension-related charges, debt settlement charges, purchase accounting effects, and certain special tax items, where applicable.

	Three Months Ended December 31,		Twelve Months Ended December 31,
(in millions of dollars)	2025	2024	2025	2024
Net income	$60.8	$50.0	$246.6	$216.3
Add:
Income tax expense	17.8	12.9	77.9	47.6
Income before income taxes	78.6	62.9	324.5	263.9
Add:
Acquisition and integration-related expenses, net	13.3	0.5	16.0	2.8
Pension-related charges (a)	—	3.8	—	3.8
Debt settlement charges (b)	0.1	—	0.1	—
Purchase accounting effects (c)	1.2	1.3	2.4	1.3
Adjusted income before income taxes	$93.2	$68.5	$343.0	$271.8
Adjusted income tax expense (d) (e)	(21.6)	(14.7)	(82.8)	(65.5)
Adjusted net income	$71.6	$53.8	$260.2	$206.3

	Three Months Ended December 31,		Twelve Months Ended December 31,
(in dollars per diluted share)	2025	2024	2025	2024
EPS, as reported	$0.99	$0.81	$4.01	$3.50
Add:
Income tax expense	0.29	0.21	1.27	0.77
Income before income taxes	1.28	1.02	5.28	4.27
Add:
Acquisition and integration-related expenses, net	0.21	0.01	0.26	0.05
Pension-related charges (a)	—	0.06	—	0.06
Debt settlement charges (b)	0.00	—	0.00	—
Purchase accounting effects (c)	0.02	0.02	0.04	0.02
Adjusted income before income taxes	$1.51	$1.11	$5.58	$4.40
Adjusted income tax expense (d) (e)	(0.35)	(0.24)	(1.35)	(1.06)
Adjusted EPS	$1.16	$0.87	$4.23	$3.34
(a)    Pension-related charges in the three and twelve months ended December 31, 2024 include $3.8 million of pension settlement charges incurred in connection with a limited-time voluntary lump-sum pension offering.
(b)     During the three and twelve months ended December 31, 2025 the Company wrote off $0.1 million of unamortized deferred financing fees associated with its prior credit agreement in connection with entering into the 2025 Credit Agreement. Such costs are included as a component of Interest expense, net on the Consolidated Statements of Operations.

(c)    Purchase accounting effects in the three and twelve months ended December 31, 2025 and 2024 relate to adjustments to exclude the step-up in the valuation of inventory acquired in connection with acquisitions that was sold subsequent to the acquisition date and the depreciation of the step-up in the valuation of acquired rental equipment, where applicable. Such costs are included as a component of Cost of sales on the Consolidated Statements of Operations.
(d)    Adjusted income tax expense for the three and twelve months ended December 31, 2025 was recomputed after excluding the tax effects of acquisition and integration-related expenses, net, debt settlement charges, and purchase accounting effects, where applicable. Adjusted income tax expense for the twelve months ended December 31, 2025 also excludes a $0.2 million discrete tax benefit recognized in connection with the amendment of certain state tax returns to claim a worthless stock deduction.
(e)    Adjusted income tax expense for the three and twelve months ended December 31, 2024 was recomputed after excluding the tax effects of acquisition and integration-related expenses, net, pension-related charges, and purchase accounting effects, where applicable. Adjusted income tax expense for the three and twelve months ended December 31, 2024 also excludes discrete tax benefits of $0.3 million and $15.9 million, respectively, that were recognized in connection with the amendment of certain federal and state tax returns to claim a worthless stock deduction.

Adjusted EBITDA and Adjusted EBITDA Margin:
The Company uses adjusted EBITDA and the ratio of adjusted EBITDA to net sales (“adjusted EBITDA margin”), at both the consolidated and segment level, as additional measures to assist in comparing its performance on a consistent basis for purposes of business decision making by removing the impact of certain items that management believes are not representative of its underlying performance and to improve the comparability of results across reporting periods. We believe that investors use versions of these metrics in a similar manner. For these reasons, the Company believes that adjusted EBITDA and adjusted EBITDA margin, at both the consolidated and segment level, are meaningful metrics to investors in evaluating the Company’s underlying financial performance.
Consolidated adjusted EBITDA is a non-GAAP measure that represents the total of net income, interest expense, net, pension settlement charges, acquisition and integration-related expenses, net, purchase accounting effects, other expense, net, income tax expense, and depreciation and amortization expense, as applicable. Consolidated adjusted EBITDA margin is a non-GAAP measure that represents the total of net income, interest expense, net, pension settlement charges, acquisition and integration-related expenses, net, purchase accounting effects, other expense, net, income tax expense, and depreciation and amortization expense, as applicable, divided by net sales for the applicable period(s).
Segment adjusted EBITDA is a non-GAAP measure that represents the total of segment operating income, acquisition and integration-related expenses, net, purchase accounting effects, and depreciation and amortization expense, as applicable. Segment adjusted EBITDA margin is a non-GAAP measure that represents the total of segment operating income, acquisition and integration-related expenses, net, purchase accounting effects, and depreciation and amortization expense, as applicable, divided by segment net sales for the applicable period(s). Segment operating income includes all revenues, costs and expenses directly related to the segment involved. In determining segment operating income, neither corporate nor interest expenses are included. Segment depreciation and amortization expense relates to those assets, both tangible and intangible, that are utilized by the respective segment.
Other companies may use different methods to calculate adjusted EBITDA and adjusted EBITDA margin.
Consolidated
The following table summarizes the Company’s consolidated adjusted EBITDA and adjusted EBITDA margin and reconciles net income to consolidated adjusted EBITDA for the three and twelve months ended December 31, 2025 and 2024:

	Three Months Ended December 31,		Twelve Months Ended December 31,
(in millions of dollars, except percentages)	2025	2024	2025	2024
Net income	$60.8	$50.0	$246.6	$216.3
Add:
Interest expense, net	4.8	3.1	14.1	12.5
Pension settlement charges	—	3.8	—	3.8
Acquisition and integration-related expenses, net	13.3	0.5	16.0	2.8
Purchase accounting effects *	1.0	1.1	1.5	1.1
Other expense, net	0.1	0.3	2.3	1.2
Income tax expense	17.8	12.9	77.9	47.6
Depreciation and amortization	21.6	17.6	80.5	65.3
Consolidated adjusted EBITDA	$119.4	$89.3	$438.9	$350.6

Net sales	$597.1	$472.0	$2,180.5	$1,861.5

Consolidated adjusted EBITDA margin	20.0%	18.9%	20.1%	18.8%
* Excludes purchase accounting expense effects included within depreciation and amortization of $0.2 million and $0.2 million for the three months ended December 31, 2025 and 2024, respectively, and $0.9 million and $0.2 million for the twelve months ended December 31, 2025 and 2024, respectively.

Environmental Solutions Group
The following table summarizes the Environmental Solutions Group’s adjusted EBITDA and adjusted EBITDA margin and reconciles operating income to adjusted EBITDA for the three and twelve months ended December 31, 2025 and 2024:

	Three Months Ended December 31,		Twelve Months Ended December 31,
(in millions of dollars, except percentages)	2025	2024	2025	2024
Operating income	$87.7	$65.1	$324.6	$261.2
Add:
Acquisition and integration-related expenses, net	—	0.2	0.4	1.6
Purchase accounting effects *	1.0	1.1	1.5	1.1
Depreciation and amortization	20.3	16.5	75.7	60.9
Adjusted EBITDA	$109.0	$82.9	$402.2	$324.8

Net sales	$504.1	$396.1	$1,837.5	$1,557.1

Adjusted EBITDA margin	21.6%	20.9%	21.9%	20.9%
* Excludes purchase accounting expense effects included within depreciation and amortization of $0.2 million and $0.2 million for the three months ended December 31, 2025 and 2024, respectively, and $0.9 million and $0.2 million for the twelve months ended December 31, 2025 and 2024, respectively.
Safety and Security Systems Group
The following table summarizes the Safety and Security Systems Group’s adjusted EBITDA and adjusted EBITDA margin and reconciles operating income to adjusted EBITDA for the three and twelve months ended December 31, 2025 and 2024:

	Three Months Ended December 31,		Twelve Months Ended December 31,
(in millions of dollars, except percentages)	2025	2024	2025	2024
Operating income	$22.3	$15.5	$81.5	$64.4
Add:
Depreciation and amortization	1.1	0.9	4.2	3.9
Adjusted EBITDA	$23.4	$16.4	$85.7	$68.3

Net sales	$93.0	$75.9	$343.0	$304.4

Adjusted EBITDA margin	25.2%	21.6%	25.0%	22.4%